Exhibit 99.5

CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)
				October 31		October 31
	2015					2014
	Within	Over 1 year	Over 3 to	Over
	1 year	to 3 years	5 years	5 years	Total	Total
Deposits[1,2]	$613,457	$44,939	$27,913	$10,297	$696,606	$503,851
Securitization liabilities[3]
Securitization liabilities at fair value	791	3,555	2,593	3,136	10,075	10,875
Securitization liabilities at amortization cost	11,588	5,008	3,539	2,552	22,687	24,925
Subordinated notes and debentures[3]	–	–	–	8,637	8,637	7,785
Liability for preferred shares	–	–	–	34	34	30
Structured entity liabilities	–	1,650	1,750	–	3,400	5,046
Contractual interest payments[4,5]	2,713	3,628	2,336	20,492	29,169	28,764
Operating lease commitments	917	1,675	1,383	4,091	8,066	6,734
Capital lease commitments	31	35	18	22	106	119
Network service agreements	15	–	–	–	15	40
Automated teller machines	115	41	15	–	171	265
Contact centre technology	32	61	–	–	93	111
Software licensing and equipment maintenance	184	144	42	7	377	322
Total	$629,843	$60,736	$39,589	$49,268	$779,436	$588,867
1	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
2	Amounts include trading deposits which are carried at fair value and include basis adjustments if the deposit is in a hedge accounting relationship. Accrued and contractual interest payments are also included.
3	Amounts are presented on an undiscounted basis.
4	Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2015, and October 31, 2014, respectively. Amounts exclude returns on instruments where the Bank’s payment obligation is based on the performance of equity linked indices.
5	Interest obligations on subordinated notes and debentures are calculated according to their contractual maturity date. Refer to Note 19 to the Bank’s 2015 Consolidated Financial Statements for additional details.